Exhibit 4.29

Summary of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, entered into on September 15, 2017, in connection with Fazenda Jatobá

Parties: Jaborandi Agrícola Ltda., as the current company vested in the possession of the land, Valdeir Ribeiro da Silva, as the natural individual interested in entering into a rural partnership with Brasilagro economic group, and Imobiliária Jaborandi Ltda., as owner of the land

Purpose:  Granting of the possession, for a five-year-term, of a total area equivalent to 2,755 hectares which comprise the plots of land 14-A, 15-A and 15-B of the Fazenda Jatobá on behalf of Mr. Valdeir Ribeiro da Silva for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Jaborandi Agricola Ltda. shall be entitled to 18% of the earnings therefrom (or six bags of soybeans per hectare, whichever is greater) and Mr. Valdeir Ribeiro da Silva shall be entitled to the remaining 82%.